September 4, 2013

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Duc Dang, Special Counsel

Howard Efron, Staff Accountant

Kevin Woody, Accounting Branch Chief

Folake Ayoola, Attorney Advisor

Re: Gaming Entertainment International, Inc.

Registration Statement on Form S-1

Filed June 13, 2013

File No. 333-189283

To Whom It May Concern:

On behalf of Gaming Entertainment International, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated July 10, 2013 (the “SEC Letter”) regarding the Registration Statement on Form S-1 (the “Registration Statement”).

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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Securities and Exchange Commission

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September 4, 2013

General

1. Please be advised that all quantitative and qualitative business and industry data previously used in the Registration Statement has been deleted.

Prospectus Cover Page

2. In accordance with the staff's comment, please be advised that the disclosure regarding the listing of the Company's shares has been deleted.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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September 4, 2013

Prospectus Summary

The Company, page 5

3. In accordance with the staff’s comments, please be advised that the Registration Statement has been revised regarding the Company's status as an emerging growth company.

4. In accordance with the staff’s comments, please be advised that the Registration Statement has been revised to provide additional disclosure regarding the business operations of Walley.

Risks and Uncertainties facing the Company, page 5

5. In accordance with the staff's comments, please be advised that the risk factor has been revised to provide for net loss figure.

6. In accordance with the staff's comments, please be advised that a risk factor has been added regarding the auditor's "going concern" opinion.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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September 4, 2013

Trading Market, page 6

7. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to ensure consistency regarding the fact that there is no public market for the Company's common stock.

Selected Financial Information, page 7

8. Please be advised that the Company was incorporated for the purpose of acquiring Walley Communications Consulting Inc. ("Walley"). On December 28, 2012, the Company acquired all of the issued and outstanding common stock of Walley, a privately held company incorporated under the state laws of Mississippi, for the issuance of 25,000 common shares in the Company. As a result of the share exchange, Walley became a wholly owned subsidiary of the Company. The selected financial information presented includes the balances of Walley prior to the share exchange agreement with the Company on December 28, 2012 and the financial statements of the Company since inception. In accordance with the staff's comments, please be advised that the required items of information have all been included as line items.

The Company has generated revenues, but limited profits, to date, page 8

9. In accordance with the staff's comments, please be advised that the risk factor has been revised accordingly regarding a net loss of $5,688,976.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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September 4, 2013

Reliance on third party agreements and relationships is necessary .... page 11

10. In accordance with the staff's comments, the risk factor has been revised to present the specific risks associated with reliance on third party agreements.

Use of Proceeds, page 16

11. In accordance with the staff's comments, please be advised that the use of proceeds disclosure has been revised in accordance with Item 504 of Regulation S-K.

Dilution, page 17

12. In accordance with the staff's comments, please be advised that the disclosure has been revised to reflect a decrease of $2.25 per share.

Capitalization, page 18

13. In accordance with the staff's comments, please be advised that disclosure has been added to reflect that the Company's charter will be amended in the future to increase its authorized capital.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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September 4, 2013

Dilution, page 17

14. In accordance with the staff's comments, please be advised that the contribution disclosure of Item 506 of Regulation S-K has been added to the disclosure regarding dilution.

The Business, page 20

15. In accordance with the staff's comments, please be advised that the operating history of the Company and Walley have been placed at the beginning of this section and further disclosure has been provided regarding Walley's operations and the relationship to the Company.

Plan of Distribution, page 25

16. Please be advised that management does not deem it probable that the Nevada acquisition or Mississippi project will be consummated, unless the equity raise is successful. Therefore, this disclosure has been added. Moreover, the forecasted information and/or projections have been deleted. Management does not anticipate filing audited financial statements unless one of the acquisitions is consummated.

17. Please be advised that all projected financial results regarding the Nevada acquisition or Mississippi project have been removed.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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Page Seven

September 4, 2013

Business Plan, page 25

18. In accordance with the staff's comments, the Registration Statement has been revised to include disclosure regarding the Company's plan to fund operations in the event the maximum number of shares of common stock are not sold.

19. In accordance with the staff's comments, the disclosure has been revised to reflect the status of the Nevada acquisition. As of the date of this amendment to the Registration Statement, there are no written agreements in place relating thereto.

Required Investment, page 25

20. Please be advised that this disclosure has been deleted.

Use of Funds, page 26

21. Please be advised that this disclosure has been deleted.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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Page Eight

September 4, 2013

New Development of Bateau Cove Casino/Hotel, page 27

22. In accordance with the staff's comments, please be advised that disclosure has been added to clarify the status of this project.

Strategic Alliances, page 28

23. In accordance with the staff's comments, please be advised that the disclosure has been revised to reflect the current status with the companies referenced.

24. Please be advised that the reference to $150,000,000 has been deleted.

Required Investment Funds, page 32

25. Please be advised that the reference to $150,000 has been deleted.

Capitalization Proposal, page 33

26. Please be advised that this table has been deleted.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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Page Nine

September 4, 2013

Casino Hotel Segment, page 33

27. Please be advised the market disclosures have been deleted.

Non-Casino Hotel Market, page 33

28. Please be advised that this disclosure has also been removed.

Critical Accounting Policies, page 36

29. In accordance with the staff's comments, please be advised that the critical accounting policies have been revised to provide disclosure regarding the Company's election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2).

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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Securities and Exchange Commission

Page Ten

September 4, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

30. In accordance with the staff's comments, please be advised that the disclosure has been revised to explain that Wally provides to the Company hardware wiring, telecommunications cabling, and various electrical contracting services to construction projects. The majority of these construction projects are remodels of hotels and casinos in the state of Mississippi. The Company believes having Walley as a wholly owned subsidiary will add valuable expertise to future Company owned projects.

In further accordance with the staff's comments, please be advised that the financial statement footnotes have been revised to include goodwill impairment.

Results of Operations, page 36

31. In accordance with the staff’s comments, please be advised that additional disclosure has been provided regarding generation of revenues and incurrence of expenses.

Liquidity and Capital Resources, page 37

32. In accordance with the staff's comments, please be advised that there are no outstanding promissory notes and any references thereto have been deleted.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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September 4, 2013

Directors, Executive Officers and Control Persons, page 38

33. In accordance with the staff’s comments, please be advised that the Registration Statement has been revised to include Sylvain Desrosiers' principal occupation and employment during the past five years, his specific experience that leg to conclusion that he should serve as a director and affiliation with Port Scanning Services and Alco Advanced Technologies.

34. In accordance with the staff's comments, please be advised that the Registration Statement has been revised regarding William W. Noll, Santina M. Banker, Chester C. Burley III and Jason Bell's principal occupation and employment for the past five years.

Director Independence, page 40

35. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to clarify that the Company is not listed with the NASDAQ Stock Market.

Certain Relationships and Related Transactions, page 42

36. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to disclose all related transactions, including issuances of shares to management. There are no promoters.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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September 4, 2013

Financial Statements

37. In accordance with the staff’s comments, please be advised that the typographical error has been corrected to reflect the three month period ended March 31, 2012.

Auditor's Report, page F-11

38. In accordance with the staff's comments, the auditor's report has been revised to reference appropriate reporting periods and entities being audited.

Consolidated Statements of Stockholders Equity, page F-14

39. In accordance with the staff's comments, please be advised that the statement of stockholders' equity has been revised to provide a roll forward of the equity accounts for the predecessor entity.

Note 3 - Share Exchange Agreements, page F-19

40. In accordance with the staff's comments, Note 3 has been revised to reflect the nature of the assets acquired as of 12/28/12 and consideration management made regarding any intangible assets acquired.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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September 4, 2013

Note 6 - Stockholders' Equity, page F-20

41. Please be advised that the 1,418,500 shares to consultants were for services completed by December 31, 2012. They were valued at $3.00 per share, which was derived from the share exchange with Walley. It should be noted that the $3.00 per share price valuation in the share exchange agreement with Walley was arbitrarily calculated. There was no independent valuation of the Company’s stock price with regards to the share exchange agreement. As a result of the 1,418,500 shares issued to consultants, the Company recorded a stock for services expense of $4,255,500. The consulting services were provided by unrelated third parties who advised the Board of Directors on the construction of the business plan.

42. Please refer to response above with regards to the fact that there was no independent valuation of the Company's per share value regarding the share exchange transaction with Walley.

43. Please be advised that on December 28, 2012, the Company issued 1,418,500 shares to consultants for their services rendered to the Company and 13,556,500 shares to its founding officers. The shares issued to the founding officers were valued at par $0.001, which resulted in an expense of $13,557. Management valued the shares to the founding officers at par because they believed the roles and duties they implemented were critical to the incorporation of the Company. The 1,418,500 shares to consultants were for services completed by December 31, 2012. They were valued at $3.00 per share, which was derived from the share exchange with Walley. It should be noted that the $3.00 per share price valuation in the share exchange agreement with Walley was arbitrarily calculated. There was no independent valuation of the Company’s stock price with regards to the share exchange agreement. As a result of the

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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September 4, 2013

1,418,500 shares issued to consultants, the Company recorded a stock for services expense of $4,255,500. The consulting services were provided by unrelated third parties who advised the Board of Directors on the construction of the business plan.

Item 15. Recent Sales of Unregistered Securities, page 45

44. In accordance with the staff's comments, the disclosure has been revised to include the information required by Item 701(c) of Regulation S-K.

Exhibit 23

45. In accordance with the staff's comments, please be advised that the consent of the Company's independent public accountant has been filed as an exhibit.

Exhibits, page 45

46. Please be advised that there are no outstanding notes or warrants.

47. Please be advised that counsel's opinion has been filed as an exhibit.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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Page Fifteen

September 4, 2013

48. Please be advised that the share exchange agreement has been re-filed as an exhibit together with all annexes. The language referring to Mr. Desrosiers' resignation has been removed.

Signatures, page 47

49. In accordance with the staff's comments, the signatures have been revised to reflect that Messrs. Desrosiers and Noll are signing in their capacity as directors.

On behalf of the Company, we submit the following acknowledgements:

(a)   the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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September 4, 2013

Sincerely,

Gaming Entertainment International Inc.

By: Sylvain Desrosiers

President/Chief Executive Officer

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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